

April 28, 2015

<u>Via E-mail</u>
Robert J. Oswald
Chief Executive Officer
Perk International, Inc.
5401 Eglinton Ave, West Suite 205
Toronto, Ontario, Canada

> **Re: Perk International, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed February 24, 2015**
> **File No. 333-189540**

Dear Mr. Oswald:

We issued comments to you on the above captioned filing on March 6, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 11, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365, Dean Suehiro, Staff Accountant, at (202) 551-3384, Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any questions.

> Sincerely,
>
> /s/ Kathleen Krebs, for
>
> Larry Spirgel
> Assistant Director

cc: <u>Via Email</u>
       Matthew O'Brien
       Chief Technology Officer